Exhibit 17.1

LETTER OF RESIGNATION

In connection with that certain Securities Exchange Agreement dated as of May 18, 2012 (“Exchange Agreement”) by and among Flux Power Holdings, Inc., formerly Lone Pine Holdings, Inc., a Nevada corporation (the “Corporation”), Flux Power, Inc., a California corporation (“Flux Power”) and its shareholders, Mr. Christopher Anthony, Esenjay Investments LLC, and Mr. James Gevarges (collectively the “Flux Shareholders”), pursuant to Section 8.8, thereof, I, Gianluca Cicogna Mozzoni hereby tender my resignation (i) as Chief Executive Officer, President, Chief Financial Officer, Treasurer, Secretary and from any and all other officer position(s) that I may hold, or may be construed to hold, effectively immediately as of the Closing Date (as such term is defined in the Exchange Agreement), and (ii) as director of the Corporation, including as a member of any committee, to be effective on the tenth day following the mailing by the Corporation of an information statement, to the Corporation’s shareholders that complies with the requirements of Section 14(f) of the Exchange Act of 1934, as amended. The capitalized terms shall have the meanings set forth in the Exchange Agreement.

Dated: June 14, 2012	/s/ Gianluca Cicogna-Mozzoni
Gianluca Cicogna Mozzoni